AFFL ASSOCIATES, INC.

FINANCIAL STATEMENTS (UNAUDITED)

YEARS ENDED
DECEMBER 31, 2022 AND 2021

AFFL ASSOCIATES, INC.

YEARS ENDED DECEMBER 31, 2022 AND 2021

CONTENTS

Date: August 2, 2023

2022 and 2021 C-AR Financial Statement Certification

I, Jeffrey M. Lewis, certify that the financial statements of AFFL ASSOCIATES, INC. included in this Form are true and complete in all material respects.

_____

Jeffrey M. Lewis, CEO
AFFL ASSOCIATES, INC.
50 East 79Th Street
New York, NY 100075

AFFL ASSOCIATES INC.
BALANCE SHEETS
DECEMBER 31, 2022 AND 2021

ASSETS

	2022	2021
Current asset - cash	$ 10,346	$ 18,203
Property and equipment, net	-	3,292
Intangibles, net	134,273	183,833
Due from affiliate	-	16,172
Due from stockholder	406,767	394,460
	$ 551,386	$ 615,960

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2022	2021
Current liabilities:		
Credit card payable	$ 88,307	$ 102,244
Accrued expenses	894,044	1,040,315
Accrued preferred units	4,684,543	3,724,543
Total current liabilities	5,666,894	4,867,102
Long-term liabilities:		
Convertible notes	4,800,000	4,800,000
Bridge loans	1,000,000	925,000
Total long-term liabilities	5,800,000	5,725,000
Stockholders' deficit	(10,915,508)	(9,976,142)
	$ 551,386	$ 615,960

These financial statements have not been subject to an audit or review or compilation engagement, and no assurance is provided on them.

AFFL ASSOCIATES INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Net sales	$ 134,149	$ 377,837
Cost of sales	98,345	1,497,685
Gross profit	35,804	(1,119,848)
Selling, general and administrative expenses	792,041	2,244,969
Loss from operations before other income (expense)	(756,237)	(3,364,817)
Other income (expense):		
PPP loan forgiveness	-	218,565
Interest income	12,307	-
Interest expense	(955,898)	(1,348,102)
	(943,591)	(1,129,537)
Net loss	$ (1,699,828)	$ (4,494,354)

AFFL ASSOCIATES INC
STATEMENTS OF CHANGES IN MEMBERS'/STOCKHOLDERS' DEFICIT
DECEMBER 31, 2022 AND 2021

	Preferred Units Amount	Preferred Stock Shares	Preferred Stock Amount	Common Units Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Members'/ Stockholders' Deficit
Balance as of January 1, 2021	$ -	-	$ -	$ 14,244,125	-	$ -	$ -	$ (22,231,078)	$ (7,986,953)
Contributions	863,000	-	-	1,492,165	-	-	-	-	2,355,165
Conversion of preferred units to common units to a C corporation	(863,000)	1,690,168	169	(15,736,290)	9,482,765	948	16,598,173	-	-
Contributions	-	-	-	-	185,185	19	149,981	-	150,000
Net loss	-	-	-	-	-	-	-	(4,494,354)	(4,494,354)
Balance as of December 31, 2021	-	1,690,168	169	-	9,667,950	967	16,748,154	(26,725,432)	(9,976,142)
Recategorization from common units to preferred units	-	185,185	19	-	(185,185)	(19)	-	-	-
Contributions	-	1,097,134	110	-	-	-	760,352	-	760,462
Net loss	-	-	-	-	-	-	-	(1,699,828)	(1,699,828)
Balance as of December 31, 2022	$ -	2,972,487	$ 298	$ -	9,482,765	$ 948	$ 17,508,506	$ (28,425,260)	$ (10,915,508)

AFFL ASSOCIATES INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Cash flows from operating activities:		
Net loss	$ (1,699,828)	$ (4,494,354)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	52,852	54,198
PPP loan forgiveness	-	(218,565)
Interest income	(12,307)	-
Changes in assets and liabilities:		
Credit card payable	(13,937)	55,843
Accrued expenses	(146,271)	1,024,600
Accrued preferred units	960,000	1,344,000
Net cash used in operating activities	(859,491)	(2,234,278)
Cash flows from investing activities:		
Advances to affiliate	-	(16,172)
Repayment of advances to affiliate	16,172	-
Net cash provided by (used in) investing activities	16,172	(16,172)
Cash flows from financing activities:		
Due from stockholder	-	(394,460)
Proceeds from PPP loan	-	125,965
Proceeds from bridge loans	75,000	925,000
Proceeds from issuance of preferred stock	760,462	1,597,165
Net cash provided by financing activities	835,462	2,253,670
Net (decrease) increase in cash	(7,857)	3,220
Cash - beginning	18,203	14,983
Cash - end	$ 10,346	$ 18,203

NON-CASH INVESTING AND FINANCING ACTIVITIES:

Conversion of SAFE investments and advances against future investments	$ -	$ 908,000

These financial statements have not been subject to an audit or review or compilation engagement, and no assurance is provided on them.

1. **Summary of significant accounting policies**

Nature of business

AFFL Associates, Inc. (the "Company") is an entertainment company presenting live events and content around the rapidly growing sport of Flag Football. The Company has intellectual property in the form of its trademarks and brand in addition to multiple patents both granted and pending. The Company's sources of revenue includes ticket sales, merchandise sales, food and beverage at live events, media rights, social media rights, advertising, sponsorship, and licensing.

During 2016 through 2019, the Company was in a pre-operating mode. 2020 plans were delayed due to COVID-19 restrictions that forced the Company to shut down all operations in March 2020. The Company began operations in 2021.

Effective July 29, 2021, the Company converted from a Delaware limited liability company named AFFL Associates, LLC to a Delaware corporation named AFFL Associates, Inc. (the "Conversion"). The Company was formed as a Delaware limited liability company on October 19, 2016.

Basis of Presentation

Accounting principles generally accepted in the United States of America ("GAAP") require management to assess whether the Company has a controlling interest in any entities in which the Company has a variable interest in order to determine if those entities should be consolidated. The Company's financial statements do not include the accounts of AFFL Youth LLC which the Company has determined is a variable interest entity and in which the Company holds a variable interest and is the primary beneficiary. The effects of this departure from GAAP on the financial position, results of operations and cash flows have not been determined. Certain prior period amounts have been reclassified to conform to the current period presentation.

Use of estimates

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

From time to time, the Company has deposits in excess of the FDIC insured amount of $250,000. As of December 31, 2022, the bank balance was not in excess of the FDIC insured amount.

1. **Summary of significant accounting policies (continued)**

    Property and equipment

    Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

    Intangible assets

    Intangible assets are recorded at cost. Amortization is computed using the straight-line method over the estimated useful lives of the assets, which range from five to fifteen years.

    Marketing and brand development

    Marketing and brand development costs are charged to operations when incurred. Marketing and brand development costs for the years ended December 31, 2022 and 2021 were $73,424 and $630,489, respectively.

    Income taxes

    Prior to the Conversion, the Company was a limited liability company taxed as a partnership. As a result, the Company was not subject to U.S. federal income taxes because the members were taxed individually on their share of the limited liability company earnings. Subsequent to the Conversion, generally all of the income is subject to U.S. corporate income taxes, which could result in an overall higher income tax expense (benefit) in periods subsequent to the Conversion.

    Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amount of assets and liabilities and their respective tax basis using currently enacted tax rates. The effect of deferred tax assets and liabilities of a change in a tax rate is recognized in income in the period during which the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

    As of December 31, 2022, the Company had a federal net operating loss ("NOL") carryforward, which can be carried forward indefinitely in accordance with current U.S. tax law. Due to uncertainties related to the Company's ability to utilize the deferred tax asset created by the NOL carryforward in future periods, the Company determined that a full valuation allowance is appropriate. As such, there is no net deferred tax asset recorded on the Company's balance sheet at December 31, 2022.

    The Company files tax returns in the U.S. federal jurisdiction and in the state of New York. The Company has no open tax years prior to December 31, 2019.

1. **Summary of significant accounting policies (continued)**

   Sales

   On January 1, 2021, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"), using the modified retrospective method and applied the guidance only to contracts that were not completed as of that date. The adoption did not change the historical pattern of recognizing revenue and the Company did not record a cumulative-effect adjustment to equity. The revenue guidance requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services (i.e., the transaction price). When determining the transaction price under the revenue guidance, an entity may recognize variable consideration only to the extent that it is probable to not be significantly reversed. The revenue guidance also requires improved disclosures to help users of financial statements better understand the nature, timing and uncertainty of revenue that is recognized.

   Sales of merchandise are recorded net of returns and allowances. The Company satisfies its performance obligations and recognizes revenue related to merchandise sales at the time of purchase. Typically, the payment terms and conditions assume a fixed price and require payments due upon receipt. The Company also earns advertising and royalty revenue which are recorded on time in accordance with the contractual terms in the related agreements.

   Subsequent events

   The Company has evaluated subsequent events through August 2, 2023, the date the financial statements were available to be issued.

   In May 2023, the Company entered into an agreement with a lender under the 2018 Notes (as described in Note 7) to forgive and forever release the Company from its obligation to repay $1,530,000 of the 2018 Notes.

   On May 18, 2023, the Company entered into a credit agreement to borrow up to $4,000,000 under an unsecured loan from an affiliate of the Company. The credit agreement bears interest on a monthly basis at the Applicable Federal Rate (as published by the Internal Revenue Service on the first of the applicable month). The Company shall have the right to request and receive funds under this credit agreement until December 31, 2023. Repayment of the outstanding principal and accrued interest is due at maturity, December 31, 2028. Through August 2, 2023, the Company has borrowed $2,000,000 under the credit agreement, of which $750,000 was used to pay down debt under the 2018 Notes.

   On June 13, 2023, the Company's Board of Directors approved a reverse stock split, with each 10 outstanding shares of Common Stock and Preferred Stock being combined to 1 share, respectively (the "Reverse Split"). In connection with the Reverse Split, the Company also amended its certificate of incorporation to reduce the number of shares of authorized

1.   **Summary of significant accounting policies (continued)**

Subsequent events (continued)

Common Stock and Preferred Stock. On the effective date, June 30, 2023, the total number of shares of all classes of stock that the Company has authority to issue is 8,000,000, consisting of (a) 5,000,000 shares of Common Stock, $0.0001 par value per share and (b) 3,000,000 shares of Preferred Stock, $0.0001 par value per share, of which 169,016 shall be designated Series A-1, 150,000 shall be designated Series A-2, 250,000 shall be designated Series A-3, and 500,000 shall be designated as Series A-5. The remaining authorized shares of Preferred Stock shall be issued in one or more additional series. As of the effective date of the Company's certificate of incorporation, all shares of the Preferred Stock are designated Series A Preferred Stock. All shares of Common Stock and Preferred Stock have the rights and preferences as described in Note 5.

2.   **Property and equipment**

Property and equipment consist of the following at December 31:

	2022	2021
Office equipment	$ 10,791	$ 10,791
Furniture and equipment	12,723	12,723
	23,514	23,514
Less: accumulated depreciation	23,514	20,222
	$ -	$ 3,292

Depreciation expense for the years ended December 31, 2022 and 2021 was $3,292 and $4,638, respectively.

3.   **Intangible assets**

Intangible assets consist of the following at December 31:

	2022	2021
Website and development costs	$ 261,131	$ 261,131
Trademarks	29,619	29,619
	290,750	290,750
Less: accumulated amortization	156,477	106,917
	$ 134,273	$ 183,833

3. **Intangible assets (continued)**

Amortization expense for the years ended December 31, 2022 and 2021 was $49,560.

4. **Paycheck Protection Program loan**

In response to the coronavirus (COVID-19) outbreak in 2020, the U.S. Federal Government enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES ACT") that, among other economic measures, established the Paycheck Protection Program (PPP) to provide small business loans. In April 2020, the Company obtained a PPP loan of $92,600 and in February 2021, the Company was granted a second draw PPP loan of $125,965. The notes were set to mature in 24 months and bore interest at a fixed annual rate of 1%, with the first six months of interest deferred. In 2021 the notes were forgiven in full, including accrued interest thereon, which was recognized as PPP loan forgiveness for the year ended December 31, 2021. The SBA has six years to review the Company's forgiveness calculation.

5. **Equity**

The total number of shares of all classes of stock that the Company has authority to issue is 65,000,000, consisting of (a) 40,000,000 shares of Common Stock, $0.0001 par value per share and (b) 25,000,000 shares of Preferred Stock, $0.0001 par value per share, of which 1,690,168 shall be designated Series A-1, 13,000,000 shall be designated Series A-2, 1,500,000 shall be designated Series A-3, and 6,666,664 shall be designated as Series A-5. The remaining authorized shares of Preferred Stock shall be issued in one or more additional series. As of the effective date of the Company's certificate of incorporation, all shares of the Preferred Stock are designated Series A Preferred Stock.

As a result of the Conversion, the outstanding Common Units were converted into 9,482,765 shares of Common Stock and the outstanding Preferred Units were converted into 1,690,168 shares of Series A-1 Preferred Stock.

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration, into shares of Common Stock as is determined by dividing the original issue price for the series of Preferred Stock by the conversion price for that series of Preferred Stock as defined by the Company's certificate of incorporation.

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining Stockholders entitled to vote on such matter.

Holders of the Company's Preferred Stock have a liquidation preference over holders of the Common Stock in the event of any voluntary or involuntary liquidation, dissolution or

5. **Equity (continued)**

winding up of the Company or any deemed liquidation event as defined by the Company's certificate of incorporation.

As of December 31, 2022 and 2021, there have been no dividends declared or paid on the Company's Preferred Stock or Common Stock. Prior to the Conversion, members' equity consisted of Common and Preferred Units.

6. **Stock option plan**

The Company has a stock option plan under which the Company grants stock options and restricted shares to certain individuals. At December 31, 2022, the number of shares that may be issued with respect to awards granted under the plan shall not exceed an aggregate of ten million (10,000,000) shares. At December 31, 2022, the Company has issued 4,543,288 options to purchase its Common Stock at a strike price of $0.1793.

7. **Convertible notes**

Beginning in July 2018, the Company entered into credit agreements to issue unsecured convertible notes (the "2018 Notes"). Upon issuance, the 2018 Notes had a stated interest rate of 1.5% per month (18% per annum). In January 2019, the 2018 Notes were amended to increase the interest rate to 2% per month (24% per annum).

Beginning in March 2019, the Company entered into credit agreements to issue unsecured convertible notes (the "2019 Notes"). Upon issuance, the 2019 Notes had a stated interest rate of 2% per month (24% per annum). Interest on the 2018 Notes and the 2019 Notes (collectively referred to herein as the "Convertible Notes") is payable monthly in arrears and is not payable in cash; rather, all interest is payable in the form of warrants exercisable into Preferred Units of the Company. The number of warrants accruing each month is based on the value of the interest owed by the Company divided by the price of the Preferred Units at the end of each month. As of December 31, 2022 and 2021, accrued interest in the amount of $3,969,941 and $3,009,941 related to 18,176,076 and 12,821,940 Preferred Units on an as converted basis, respectively, were not yet issued related to the 2018 Notes. As of December 31, 2022 and 2021, accrued interest in the amount of $714,602 related to 3,566,889 and 2,496,093 Preferred Units on an as converted basis, respectively, were not yet issued related to the 2019 Notes.

At the option of each lender, the Convertible Notes may be converted into Preferred Units on January 1, 2022 or any date thereafter so long as the aggregate outstanding principal amount of the Convertible Notes exceeds zero. Each lender also may convert the aggregate principal balance of the Convertible Notes to Preferred Units in lieu of receipt of a prepayment of principal from the Company. The conversion rate is 0.72 Preferred Units per dollar of outstanding principal of the Convertible Notes. The Convertible Notes mature on December 31, 2024 with no principal payments due prior to maturity. As of December 31, 2022 none of the Convertible Notes were converted into Preferred Units.

7. **Convertible notes (continued)**

As of December 31, 2022 and 2021, the Company had outstanding debt under the 2018 Notes of $3,136,000. As of December 31, 2022 and 2021, the Company had outstanding debt under the 2019 Notes of $1,664,000.

8. **SAFE investments**

Between November 2019 and November 2020 the Company entered into SAFE agreements (Simple Agreement for Future Equity) totaling $863,000 in exchange for payments ranging from $2,500 to $500,000 from various individuals and a partnership. The SAFE agreements had no maturity date and were non-interest bearing. The agreements provided the investors with a right to future equity in the Company under the terms of the agreements. The SAFE agreements became convertible into the Company's Preferred Units at a 40% discount to the offering price per unit, subject to a valuation cap of $10,000,000 on the fully diluted capitalization of the Company, in the event of a qualified equity financing, which the agreements defined as any transaction or series of transactions in which the Company issues units at a fixed pre-money valuation with the purpose of raising capital. Other events that would have triggered termination of the agreements included a liquidity event and dissolution. If there was a liquidity event, the investors, at their option, would have either received a cash payment equal to the remaining unpaid purchase amount divided by the liquidity price, or automatically received from the Company the number of Common Units equal to the purchase amount divided by the fair market value of the Common Unit at the time of the liquidity event. In the event of a dissolution, the Company would have paid the investors the purchase amount immediately before or concurrent with the dissolution process.

In April 2021, $863,000 of SAFE investments were converted into 1,690,168 Preferred Units.

9. **Bridge Loans**

During 2021, the Company entered into bridge loan agreements (the "Bridge Loans") with multiple lenders. The bridge loan agreements are separated into Tranche I (the "Tranche I Bridge Loans") and Tranche II (the "Tranche II Bridge Loans"). The Bridge Loans all have a stated maturity date of December 31, 2024 and accrue interest at a fixed rate of 3% per annum, which is payable upon maturity. Each of the Bridge Loans are convertible at the price of the Series A-2 Preferred Stock beginning January 1, 2022 if the Company raises a certain threshold amount of capital through the crowdfunding as defined in each of the Bridge Loans. To the extent the Company raises the threshold amount, the Tranche I Bridge Loans are to be repaid at a premium of 110% of the principal amount and the Tranche II Bridge Loans are to be repaid at 120% of the principal amount. The Tranche I Bridge Loans have repayment priority over the Tranche II Bridge Loans. During the year ended December 31, 2022, the Company reached the threshold amount with respect to each of the Bridge Loans, however, the lenders agreed to forgo the repayments. As of December 31, 2022 and 2021, $1,000,000 and $925,000 of Bridge Loans, respectively, were outstanding.

10. **Related party transactions**

As of December 31, 2022 and 2021, $1,700,000 of the Convertible Notes were held by stockholders of the Company.

In June 2021, the Company entered into a promissory note agreement (the "Promissory Note") with a stockholder for the purchase of the Company's Common Stock. The Promissory Note is an unsecured loan in the amount of $394,460 and bears interest at 2.08% per annum. The outstanding principal balance and accrued interest is due on the maturity date, June 21, 2031. The Promissory Note, including accrued interest, is recorded in due from stockholder on the balance sheets.

During 2021, AFFL Youth LLC was formed with the Company as an initial member, holding a 66.34% controlling interest as of December 31, 2021. During the year ended December 31, 2022, additional investors contributed to AFFL Youth LLC and the Company's interest was diluted to 61.23%. As discussed in Note 1, this investment is not consolidated by the Company and the Company accounts for this investment using the equity method of accounting. The Company also provided loans to AFFL Youth LLC. The loans are non-interest bearing and is due on demand. Under ASC 323, Investment – Joint Ventures, the Company shall discontinue applying the equity method if the investment (and net advances) is reduced to zero and shall not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. The Company has no such guarantee or commitment related to its investment in AFFL Youth LLC. During the year ended December 31, 2022, the Company's investment in AFFL Youth LLC (net of loans) was reduced to zero and the Company did not record additional losses as it relates to this investment. If AFFL Youth LLC subsequently records net income, the Company will resume applying the equity method after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

As of December 31, 2022 the Company did not have net investment in AFFL Youth LLC, and as of December 31, 2021, the Company's net investment in AFFL Youth LLC was $16,172, which is included in due from affiliate on the balance sheet.

11. **Risk and uncertainties**

Significant market disruptions, such as those caused by pandemics (e.g., COVID-19 pandemic), natural disasters or environmental disasters, war (e.g., Russia's invasion of Ukraine), instability in the banking and financial services sectors, including bank failures, or other events, can adversely affect local and global markets and normal market operations. Any such disruptions could have an adverse impact on the Company's financial position, operations and cash-flows.

12. **Going concern**

As shown in the accompanying financial statements, the Company incurred a net loss of $1,699,828 during the year ended December 31, 2022, and as of that date, the Company's net deficit was $10,915,508. In addition, the Company had a cash flow deficit from operating activities of $859,491. Those factors create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. The Company's management evaluated these conditions and, in accordance with the developed plan, the Company has started their normal business operations, establishing a men's pro league with player tryouts beginning in Summer 2023 and the first season to be held in 2024. Additionally, starting in June 2023, the Company began generating a monthly service fee related to operating the men's pro league. The ability of the Company to continue as a going concern and meet its obligations as they become due may be precluded by its inability to expand their business operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.